Exhibit (a)(5)

             [The Following Will Be Delivered by Electronic Mail]

April 15, 2003


          ANNOUNCEMENT OF OFFER TO EXCHANGE STOCK OPTIONS

      Many of you hold stock options with an exercise price that is higher than the market price of our common stock. Because we want stock options to function as a performance incentive for you and because we want to eliminate an unfavorable accounting treatment to the Company related to some of your stock options, the Board of Directors approved an option exchange program.

      Under this program, Niku is offering to exchange your currently outstanding options under the 2000 Equity Incentive Plan, the 2000 Stock Incentive Plan and the 1998 Stock Option Plan that have an exercise price greater than or equal to $7.50 per share (after giving effect to our recent reverse stock split) for new options that we will grant under the 2000 Equity Incentive Plan. Your eligible options are set forth on the Grant Summary Report which will be provided to you.

NIKU'S OFFER IS BEING MADE UNDER THE TERMS AND SUBJECT TO THE CONDITIONS OF AN OFFER TO EXCHANGE AND RELATED DOCUMENTS THAT ARE BEING E-MAILED TODAY TO ALL EMPLOYEES OF NIKU. THESE MATERIALS WILL ALSO DESCRIBE ELIGIBILITY REQUIREMENTS AND WHAT YOU NEED TO DO IF YOU CHOOSE TO PARTICIPATE. I ENCOURAGE YOU TO REVIEW THE MATERIALS IN DETAIL AND CONSIDER YOUR DECISION CAREFULLY BEFORE YOU DECIDE TO TENDER ANY OF YOUR OPTIONS.

      The Offer to Exchange and related documents that are being emailed to you are required under the United States securities laws. These documents are also time-sensitive, so I urge you to review them at your earliest convenience. If you have not received an email containing these documents, or if you have questions relating to the offer after you receive your documents by email, please contact Eleanor Lacey, General Counsel, by telephone: (707) 665-3112 or email: elacey@niku.com.


Joshua Pickus
President and Chief Executive Officer